

January 31, 2011

Douglas L. Braunstein
Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017
By U.S. Mail and facsimile to (212) 622-0422

> **Re:** **JPMorgan Chase & Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Form 8-K filed January 14, 2011**
> **File No. 001-05805**

Dear Mr. Braunstein:

We have reviewed your filings as well as your response letter dated December 20, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009
General

1. We note your response to prior comment 1 in our letter dated July 23, 2010. We do not agree with your conclusion that the opinion filed as Exhibit 5.1 to your shelf registration statement (File No. 333-155535) satisfies the requirements of Item 601(b)(5)(i) of Regulation S-K. We note the same with respect to your shelf registration statement filed on October 13, 2010 (File No. 333-169900). Accordingly, please file clean legal opinions in connection with any takedowns from your shelf registration statements. Alternatively, you may amend your registration statements to file clean legal opinions that cover future takedowns. See

Securities Act Rules Compliance and Disclosure Interpretation 212.05 and Securities Act Forms Compliance and Disclosure Interpretation 118.02.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 30. Commitments and contingencies, page 230

2.   Please be advised that we are still evaluating your response to prior comment two in our letter dated November 4, 2010.

Form 10-Q for the Quarterly Period Ended September 30, 2010
Management's Discussion and Analysis of Financial Condition and Results of Operations
Loan modification activities – credit card loans, page 93

3.   We note that you have a significant credit card portfolio and that as of September 30, 2010 you had $8.8 billion of on-balance sheet credit card loans outstanding for borrowers enrolled in a credit card modification program, substantially all of which are modifications that are considered to be troubled debt restructurings (TDRs). Please tell us whether any of your credit card loan agreements have provisions where the interest rate on the credit card loan is automatically increased due to non-payment, late-payment, or similar events. If so, tell us how you determined the effective interest rate of the loan existing at the origination or acquisition of the loan at the time of the TDR for purposes of measuring the amount of the impairment. For example, tell us whether for purposes of this calculation you assumed the interest rate existing at the origination was the original rate, prior to being increased for any events of default/late payment, or the rate immediately in effect prior to the modification.

Consolidated Financial Statements
Notes to Consolidated Financial Statements (unaudited)
Note 14 - Allowance for Credit Losses, page 154

4.   Please tell us whether your "formula-based" allowance for credit losses factors in contractual interest payments not expected to be collected on the loan. If so, tell us how your model captures this expectation and consider providing further disclosure about this in your Form 10-K for the fiscal year ended December 31, 2010.

Form 8-K filed January 14, 2011

5.   We note your disclosure on page 4 of your earnings release that you recorded a $632 million adjustment related to the timing of when you recognize charge-offs on delinquent loans. Please tell us the cause of the change in charge-off policies for the specific loans in question and enhance your disclosures in future filings to discuss the loans impacted and the reason for the change.

6. We note your response to prior comment 4 to our letter dated November 4, 2010 where you indicate that you do not believe you can estimate the amount of losses that are at least reasonably possible in excess of the amounts accrued related to your mortgage repurchase liability. We also note statements made by your Chief Executive Officer on your fourth quarter earnings call that given the levels that you have taken in both expense and reserves, and the guidance given for 2011, that you have a good chance of being "done" on the agency repurchase side. Furthermore, we note statements made by your Chief Financial Officer on the same call indicating that you are likely to expense additional charges early in the year, but once determined that you are fully reserved, you would be charging future amounts against the reserve. Based on these factors, it would appear that there is a reasonable possibility that there will be losses in excess of the amounts accrued and that you have the ability to estimate the amount, at least for some of your counterparties. We note that these amounts and estimates would be updated as time progresses and new information is identified.   Please tell us and revise your disclosure in future filings, beginning with your Form 10-K for the fiscal year ended December 31, 2010, to provide the range of reasonably possible losses for all of your counterparties for which this is possible.

You may contact Michael Seaman at (202) 551-3366 or Mark Webb at (202) 551-3698 if you have questions regarding comment one. Please contact Benjamin Phippen, Staff Accountant at (202) 551-3697 or me at (202) 551-3512 with any other questions.

Sincerely,

Stephanie L. Hunsaker
Senior Assistant Chief Accountant